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                                                                      Exhibit 11

               AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

    SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,                                             2001                2000
------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                      (Unaudited)         (Unaudited)

BASIC EPS
  Net income................................................          $   302(1)          $  1,091(1)

  Earnings per Class A Share................................          $   .02             $    .06

  Shares used in calculation................................           19,142               18,520

DILUTED EPS
  Net income................................................          $   360             $  1,162

  Earnings per Class A share................................          $   .02             $    .05

  Shares used in calculation:
    Basic...................................................           19,142               18,520
    Conversion of Preferred Stock...........................              762(2)             2,917
    Stock Options...........................................               19                  286
                                                                      -------              -------
      Total.................................................           19,923               21,723
                                                                      =======              =======


(1) After deduction of accrued preferred stock dividends of $58 and $71, respectively.

(2) In 2001, the conversion of the 6-1/2% Preferred Stock was excluded from the diluted EPS calculation due to the antidilutive effect.


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